SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

(Amendment No. 6)

Erie Indemnity Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29530P102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 29530P102	Page 1 of 6 Pages

1)	Names of reporting persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3)	SEC use only
4)	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	5)	Sole voting power 5,506,423
	6)	Shared voting power -0-
	7)	Sole dispositive power 4,791,447
	8)	Shared dispositive power 26,934
9)	Aggregate amount beneficially owned by each reporting person 5,527,941
10)	Check if the aggregate amount in Row (9) excludes certain shares see instructions ☐
11)	Percent of class represented by amount in Row (9) 11.97
12)	Type of reporting person (see instructions) HC

CUSIP No. 29530P102	Page 2 of 6 Pages

1)	Names of reporting persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3)	SEC use only
4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5)	Sole voting power 5,506,423
	6)	Shared voting power -0-
	7)	Sole dispositive power 4,791,447
	8)	Shared dispositive power 26,934
9)	Aggregate amount beneficially owned by each reporting person 5,527,941
10)	Check if the aggregate amount in Row (9) excludes certain shares see instructions ☐
11)	Percent of class represented by amount in Row (9) 11.97
12)	Type of reporting person (see instructions) HC

CUSIP No. 29530P102	Page 3 of 6 Pages

1)	Names of reporting persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the appropriate box if a member of a group (see instructions) a) ☐ b) ☐
3)	SEC use only
4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5)	Sole voting power 5,506,423
	6)	Shared voting power -0-
	7)	Sole dispositive power 4,791,447
	8)	Shared dispositive power 26,934
9)	Aggregate amount beneficially owned by each reporting person 5,527,941
10)	Check if the aggregate amount in Row (9) excludes certain shares see instructions ☐
11)	Percent of class represented by amount in Row (9) 11.97
12)	Type of reporting person (see instructions) BK

Page 4 of 6 Pages

ITEM 1(a) - NAME OF ISSUER:

Erie Indemnity Company

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

100 Erie Insurance Place

Erie, Pennsylvania 16530

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.;

and PNC Bank, National Association

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Class A Common

ITEM 2(e) - CUSIP NUMBER:

29530P102

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 5 of 6 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2014:

(a) Amount Beneficially Owned:	5,527,941 shares

(b) Percent of Class:	11.97

(c) Number of shares to which such person has:
(i) sole power to vote or to direct the vote	5,506,423
(ii) shared power to vote or to direct the vote	-0-
(iii) sole power to dispose or to direct the disposition of	4,791,447
(iv) shared power to dispose or to direct the disposition of	26,934

The total shares of Class A Common Stock reported herein are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients. PNC Bank, National Association (“PNC Bank”) is the trustee on a particular trust account (Frank William Hirt Trust) holding at year end 2,616,000 of the shares of the Class A Common Stock reported herein (5.66% of the class). The trustee may be deemed to have sole voting authority and sole dispositive power with respect to the shares in that trust account.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 6 of 6 Pages

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015
Date

By:	/s/ Gregory H. Kozich
Signature - The PNC Financial Services Group, Inc.
Gregory H. Kozich, Senior Vice President & Controller
Name & Title

February 12, 2015
Date

By:	/s/ Nicholas M. Marsini, Jr.
Signature - PNC Bancorp, Inc.
Nicholas M. Marsini, Jr., Chairman
Name & Title

February 12, 2015
Date

By:	/s/ Gregory H. Kozich
Signature - PNC Bank, National Association
Gregory H. Kozich, Executive Vice President & Controller
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED